Filed Pursuant to 424(b)(3) Registration No. 333-141380

PROSPECTUS SUPPLEMENT DATED JUNE 21, 2007 SUPPLEMENTS FSB COMMUNITY BANKSHARES, INC. PROSPECTUS DATED MAY 14, 2007

FSB Community Bankshares, Inc. Holding Company for Fairport Savings Bank

This supplements the prospectus of FSB Community Bankshares, Inc. dated May 14, 2007. This prospectus supplement should be read together with the prospectus.

The subscription offering concluded on June 14, 2007 and we have extended the community offering.

In the subscription offering we received orders totaling approximately 260,000 shares ($2,600,000), which includes shares to be purchased by the employee stock ownership plan and the 401(k) Plan, assuming that the offering were to close at the minimum of the offering range. In order to complete the offering of our common stock, we must sell at least 838,950 shares of common stock, which is the minimum of our offering range. We intend to close the offering at the minimum of the offering range (838,950 shares, including the shares for which we have already received subscriptions). We may terminate the community offering at any time upon reaching the minimum of the offering range without further notice. We retain the right to accept or reject in whole or in part any order in the community offering.

We are increasing the number of shares that you may purchase in all categories of the offering combined.

•	The individual purchase limitation of 15,000 shares ($150,000) has been increased to 40,000 shares ($400,000).

•	The purchase limitation for persons and their associates, or with persons acting in concert, has been increased from 20,000 shares ($200,000) to 40,000 shares ($400,000).

If you previously have submitted an order in the subscription offering for 15,000 shares, you may increase your order by submitting an additional stock order form with full payment for the additional shares ordered. If you wish to increase your order, we must receive your completed stock order form, with full payment or direct deposit account withdrawal authorization. We have not set an expiration date for the community offering, and we may terminate the community offering at any time upon reaching the minimum of the offering range. Therefore, interested persons should request offering materials and return stock order forms promptly.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Office of Thrift Supervision or any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Sandler O’Neill + Partners, L.P.

The date of this prospectus supplement is June 21, 2007.